Katherine R. Kelly Vice President & Assistant General Counsel 345 Park Avenue New York, NY 10154-0037 Tel 212-546-4852 Fax 212-546-9966 katherine.kelly@bms.com September 9, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated August 9, 2013 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Notes to Consolidated Financial Statements

Note 3. Alliances and Collaborations

Lead-in Describing Accounting Treatment for Alliances and Collaborations, page 72

1.	Please consider a tabular presentation of your disclosures in this lead-in paragraph to ease its understanding. Provide us proposed disclosure to be included in future periodic reports to address the following to enhance your disclosure:

•	For royalties, collaboration, profit sharing and distribution fees included in cost of goods sold:

•	Indicate which party is making the payment; and

•	Describe the timing of recognition in income or expense and clarify for us the reason for such timing.

•	For post-approval milestone payments to partners that are deferred and amortized over the useful life of the related products, describe the nature of the asset for which the payment is made. If these payments are not for an asset (i.e. based on sales), tell us the basis in GAAP for your accounting.

•	For cost sharing reimbursements that offset the applicable operating expenses and for income and expense attributed to a collaboration’s non-core activities included in other income/expense, describe the timing of recognition and clarify for us the reason for such timing.

•	Explain the basis for deferring and amortizing, over the useful life of related products, upfront, pre-approval based milestones and other licensing payments. Clarify what you mean by “the related products” (e.g. we note that these are pre-approval payments) and explain what differentiates classification between other income/expense and cost of products sold.

We agree with the Staff’s comments with respect to clarifying the lead-in paragraph in our 2012 Form 10-K. Beginning with our Form 10-Q for the quarter ended March 31, 2013 (“March 2013 Form 10-Q”), we revised the lead-in paragraph describing the accounting treatment for alliances and collaborations. We opted not to do a tabular presentation and instead presented the information in bullet-point format in order to more clearly present the different types of payments. We plan to further revise and enhance the disclosure included in our Form 10-Q for the quarter ended June 30, 2013 (“June 2013 Form 10-Q”) in future filings so that it is substantially as set forth below. We believe that our revised and enhanced disclosure addresses the Staff’s suggestions.

“BMS enters into alliance and collaboration arrangements with third parties for the development and commercialization of certain products. Both parties are active participants in the alliance operating activities and exposed to significant risks and rewards depending on the commercial success of the activities. BMS may either in-license intellectual property owned by the other party or out-license its intellectual property to the other party. These arrangements also typically include research, development, manufacturing, and/or commercial activities and can cover a single investigational compound or marketed product or multiple compounds and/or products in various life cycle stages.

When BMS is the principal in the customer sale, 100% of product sales are recognized. Otherwise, only BMS’s contractual share of alliance revenue is reported in net sales.

Payments between collaboration partners are presented in operating results based on the nature of the arrangement, including its contractual terms, the nature of the payments and the applicable accounting guidance. The most common activities between BMS and its collaboration partners are presented in operating results as follows:

•	Payments from collaboration partners to BMS for supply arrangements, royalties, co-promotional and collaboration fees are presented in net sales when BMS’s collaboration partner is the principal in the customer sale. When BMS is the principal in the sale, the payments are presented in other (income)/expense. The net sales are recorded when the appropriate revenue recognition criteria is met.

•	Upfront and contingent milestone payments from collaboration partners to BMS for approved products are typically amortized over the shorter of the contractual term or the periods in which the related products are expected to contribute to future cash flows. The amortization is presented in net sales when BMS’ collaboration partner is the principal in the customer sale. When BMS is the principal in the customer sale, the amortization is presented in other (income)/expense (with the exception of the Amylin-related amortization which is presented as a reduction of cost of products sold as described in the AstraZeneca collaboration section within this note).

•	Payments from BMS to collaboration partners for supply arrangements, royalties, and profit sharing and distribution are included in cost of products sold and recognized in the same period as the related sale or profits.

•	Upfront payments for approved products and approval milestone payments from BMS to collaboration partners are amortized over the shorter of the contractual term or the periods in which the related products are expected to contribute to future cash flows and presented in cost of products sold.

•	Cost reimbursement payments between the parties are included in marketing, selling, administrative, and advertising and product promotion expenses, or research and development expenses, as applicable, and are recognized in the same period as incurred by the collaboration partner.

•	Upfront and contingent milestone payments from BMS to collaboration partners prior to regulatory approval are expensed as incurred and included in research and development expenses.

•	Equity in net income of affiliates is included in other (income)/expense.

All payments between BMS and its collaboration partners are presented in cash flows from operating activities.

Specific information pertaining to each of our significant collaborations is discussed below. See the Annual Report on Form 10-K for a more complete description of the below agreements, including termination provisions.”

We believe that our revised lead-in discussion, together with the detailed information provided for each collaboration, presents a complete picture of each of our significant collaboration arrangements.

2.	Please tell us whether your use of the term collaboration is meant to refer to ASC 808 collaborative arrangements. Please help us understand and clarify in your disclosure whether the timing of recognition for some cash flows in a collaboration differ from the timing of recognition for other cash flows within the same collaboration and if so why such differences in timing are appropriate. Similarly, please help us understand and clarify in proposed disclosure whether the income statement classification for some cash flows in a collaboration differ from the income statement classification for other cash flows within the same collaboration and if so why such differences in classification are appropriate.

Our use of the term collaboration is meant to refer to ASC 808 collaborative arrangements. As described in our response to Comment #1 above, we revised our alliances and collaboration disclosures in our March 2013 and June 2013 Form 10-Qs to clearly indicate that both we and our collaboration partner are active participants in the alliance operating activities and exposed to significant risks and rewards depending on the commercial success of the activities, which are the key criteria for collaboration arrangements in ASC 808. We also clarified that the income statement classification for some cash flows may differ from other cash flows within the same collaboration and the reasons there for.

The income statement classification and related timing of recognition of payments between collaboration partners will vary based on the nature of the arrangement, including its contractual terms, the nature of the payments and the applicable accounting guidance. The more typical differences are summarized in bullet points within the lead-in paragraph as set forth in our response to Comment #1 above. Other variations in the income statement classification may occur as indicated in the specific collaboration disclosures based on the nature of the payments. For instance, when we receive payments from a collaboration partner for rights to participate in the collaboration, and when BMS is the principal in the sale of the product, we report the accretion of those payments in Other (income)/expense. Such is the case in our alliance with AstraZeneca covering Onglyza and Komboglyze as well as Forxiga. In other instances where we are not the principal in the sales of the product but act as an agent or in another capacity, we report such accretion as other revenue within Net Sales. Examples of such an arrangement are our alliances with Valeant Pharmaceuticals International Inc. (Valeant) and Reckitt Benckiser Group plc (Reckitt). For the AstraZeneca collaboration covering the Amylin portfolio of products (Byetta, Bydureon, Symlin and metreleptin), the accretion of the collaboration amounts received from AstraZeneca are recorded in Cost of products sold because we had established significant intangible assets as a result of our acquisition of Amylin Inc., which are being amortized and presented in Cost of products sold. We further elaborate on the AstraZeneca collaboration in our response to Comment #4. We follow these income statement classification policies consistently based on the nature of the payments made or received. Such presentations, however, would naturally be expected to differ based on the nature of the payments and the specific collaboration arrangement, the details of which are set forth in the individual collaboration descriptions.

Otsuka, page 73

3.	Please provide us proposed disclosure to be included in future periodic reports that clarifies the accounting for amounts to be received as a percentage of annual net sales. In particular, explain why it’s appropriate to use 35%, in what period adjustments to reflect actual are recorded and what happens after 2013.

We agree with the Staff’s comments with respect to clarifying the accounting for amounts to be received as a percentage of annual net sales for Abilify that was included in our 2012 Form 10-K. Beginning with our March 2013 Form 10-Q, we clarified our disclosure to indicate that we are using a weighted-average forecast of expected annual net sales approach. We will further revise and enhance the disclosure included in our June 2013 Form 10-Q in future periods so that it is substantially as set forth below:

“Otsuka is the principal in most third-party net sales. Therefore, net sales recognized for Abilify* include only BMS’s contractual share of total net sales to third-party customers. In the U.S., BMS’s contractual share was 51.5% in 2012. Beginning January 1, 2013, BMS’s contractual share changed to the percentages of total U.S. net sales set forth in the table below. BMS recognizes revenue based on the weighted-average forecast of expected annual net sales after considering the relatively consistent nature and level of service expected to be performed by BMS throughout the year. An assessment of BMS’s expected annual contractual share is completed for each quarterly reporting period. During the second quarter of 2013, BMS’ annual contractual share was reduced from 35% to 34.3% as a result of higher expected annual net sales of Abilify in 2013. The impact of the change was not material.

Annual U.S. Net Sales	BMS Share as a % of U.S. Net Sales
$0 to $2.7 billion	50%
$2.7 billion to $3.2 billion	20%
$3.2 billion to $3.7 billion	7%
$3.7 billion to $4.0 billion	2%
$4.0 billion to $4.2 billion	1%
In excess of $4.2 billion	20%	”

The collaboration described above dates back to 2001 when BMS and Otsuka first decided to collaborate and share in the revenue and expenses of the product Abilify, which has since been approved by the U.S. Food and Drug Administration and other country regulators for a broad range of mental disorders. BMS’s contractual share of Abilify net sales has varied over the term of the collaboration period, and beginning January 1, 2013, BMS’s contractual share is determined using percentages of U.S. annual net sales as set forth in the table above. U.S. net sales of Abilify for 2013 are expected to be approximately $4.5 billion.

We believe the weighted-average effective annualized rate is a meaningful portrayal of the nature of our arrangement with Otsuka. The activities provided by BMS and the nature of our involvement in the collaboration are expected to be relatively consistent throughout the course of the 2013 fiscal year and thereafter. As such, we believe it is appropriate to recognize the fair value of the earned service using the annual weighted basis rather than the specific tiered levels.

While there is no authoritative accounting literature that is directly applicable for this type of contractual provision in which a declining contractual share of an alliance is applied to actual net sales, the rationale of other accounting literature can be applied by way of analogy to support the accounting for our arrangement. Examples of such analogous accounting literature are ASC 980-605-25 (formerly EITF 91-6) governing revenue recognition in multiple-element arrangements and ASC 605 on royalty revenue recognition.

ASC 980-605-25 is an appropriate analogy because the transactions addressed therein also involve situations in which payments under the contract do not mirror performance. This is precisely the case of our Otsuka collaboration as our share of net sales of Abilify ranges between 1% and 50% even though our performance remains consistent throughout the year. The model in ASC 980-605-25 mandates the recognition of revenue based on the lesser of the amount calculated using the proportional performance to date and the amount due under the terms of the contract for work that has already been performed. This guidance supports the use of the weighted-average model, which systematically and rationally distributes the cumulative expected annual net sales on a proportional basis in order to arrive at the appropriate amount of net sales to recognize in each respective quarter.

We also evaluated ASC 605, Revenue Recognition, as it relates to royalty revenue recognition in determining the appropriate accounting policy. ASC 605 indicates that royalty revenues generally should be recognized once they are earned and collectability is reasonably assured. In applying the weighted-average model to the Otsuka collaboration, we considered the guidance that advance royalties should be deferred to the extent that the amounts paid may be applied to royalties accruing in subsequent periods. Recognition of advance royalties as revenue before the royalties accrue under the terms of the agreement is appropriate only if the following conditions are satisfied:

1.	The payments are nonrefundable.

2.	The company has no obligation to perform future services.

3.	There is demonstrative evidence that future sales levels will not be high enough to produce royalties sufficient to fully amortize the deferred amount.

With respect to the Otsuka arrangement, the second and third conditions are not met. We are contractually obligated to perform future services since we are expected to provide essentially the same level of services throughout the rest of the year despite the fact that our percentage of U.S. net sales decreases. In addition, future sales levels are expected to support the weighted-average forecast, which is derived after careful consideration of the many years Abilify has been on the market, our long-term market experience and the stability of the brand. We believe that the weighted-average model reasonably allocates the recognition of revenues proportionately in a manner indicative of our ongoing performance effort under the contractual relationship.

By analogy, the recognition of revenue using the weighted-average model is also similar to the use of the proportional performance method, which is generally used in service arrangements that require the performance of more than one act of service. This would also result in a straight-line attribution. Recognizing revenue using the actual contractual share of the alliance noted in the tier structure would suggest that the type and degree of services being performed by BMS vary substantially over the course of the fiscal year, which is not representative of our contractual arrangement with Otsuka.

Furthermore, reporting our net sales based on our tiered contractual share would lead to very different levels of revenue and gross profit from quarter to quarter. After considering the expected annual net sales of Abilify, BMS’s contractual share would be 50% of the total Abilify U.S. net sales in the first and second quarter but then our share would decrease to approximately 32% in the third quarter and approximately 7% in the fourth quarter. This would result in a significant front-loading of revenue in the first half of the year, providing a skewed view of the stream of revenue associated with our Abilify alliance even though there is no seasonality in revenue or performance.

The amount of expected annual sales is monitored and adjusted as necessary to reflect changes in sales estimates throughout the course of the year. An assessment of expected annual sales and our share of those revenues are performed each quarterly period, in accordance with ASC 605-50-25-9, and changes in estimate are recognized using a cumulative catch-up adjustment. For example, our estimated share was reduced from 35.0% to 34.3% during the second quarter of 2013 as a result of higher total sales expected in 2013 than was originally estimated for the first quarter of 2013. A similar assessment will be made during subsequent quarters of 2013 and throughout the remaining term of the collaboration period, based on estimated net sales for each of 2014 and 2015 respectively, for which the same tiered amounts and percentages apply. We will disclose any material change in estimates for this arrangement in future filings.

In summary, we believe the weighted-average model is an appropriate method supported by relevant accounting literature which allows us to recognize net sales in a way that is commensurate with the consistent nature and level of services throughout the year.

Astrazeneca, page 76 and Pfizer, page 77

4.	Please provide us proposed disclosure to be included in future periodic reports that explains what the preliminary proceeds of $3.6 billion are consideration for and whether or not these proceeds are refundable during the collaboration term or upon termination, and if so, the refund terms. Provide us your accounting analysis demonstrating that the deferral of $3.5 billion and your amortization period comply with GAAP. For example, we do not understand the meaning or relevance of the reference to “related long-lived assets assigned in the purchase price allocation.” Provide similar disclosure and analysis for amounts received and deferred for Saxagliptin and Dapagliflozin, and for Eliquis related to the worldwide co-development and co-commercialization agreement with Pfizer disclosed on page 77.

AstraZeneca Alliance – Amylin-Related Collaboration

We agree with the Staff’s comment that the consideration for the preliminary proceeds of $3.6 billion we received from AstraZeneca in 2012 was not clear in our 2012 Form 10-K. Beginning with our March 2013 Form 10-Q, we revised our AstraZeneca alliance disclosure.

We plan to further revise and enhance the disclosure included in our June 2013 Form 10-Q in future filings so that it is substantially as set forth below:

“BMS and AstraZeneca have a diabetes alliance consisting of three worldwide codevelopment and commercialization agreements. One collaboration covers Onglyza, Kombiglyze XR (saxagliptin and metformin hydrochloride extended-release), and Komboglyze (saxagliptin and metformin immediate-release marketed in the EU); a second collaboration covers Forxiga; and a third collaboration, entered into in August 2012, covers Amylin’s portfolio of products (Bydureon*, Byetta*, Symlin* (pramlintide acetate) and metreleptin, which is currently in development) as well as certain assets owned by Amylin, including a manufacturing facility. The agreements for saxagliptin exclude Japan. In this document unless specifically noted, we refer to both Kombiglyze and Komboglyze as Kombiglyze. Onglyza and Forxiga were discovered by BMS. Kombiglyze was codeveloped with AstraZeneca. Bydureon*, Byetta*, Symlin* and metreleptin were discovered by Amylin, LLC (Amylin), a wholly-owned subsidiary of BMS since August 2012. BMS is the principal in third-party customer net sales, except in Japan. Both companies jointly develop the clinical and marketing strategy and share commercialization expenses and profits and losses equally on a global basis and also share in development costs, with the exception of Forxiga development costs in Japan, which are borne by AstraZeneca subject to a pre-agreed clinical plan. Additional trial costs will be shared equally.

In 2012, BMS received proceeds of $3.6 billion from AstraZeneca, $3.5 billion of which was a non-refundable, upfront payment in consideration for entering into the Amylin-related collaboration and the remaining $73 million was for tax sharing attributes expected to be reimbursed back to AstraZeneca in the third quarter of 2013 (included in accrued expenses at December 31, 2012). The $3.5 billion non-refundable upfront fee is accounted for as deferred income and amortized as a reduction to cost of products sold on a pro-rata basis over the estimated useful lives of the predominant elements included in the collaboration (primarily intangible assets related to Bydureon with an estimated useful life of 13 years, Byetta with an estimated useful life of 7 years, Symlin with an estimated useful life of 9 years, metreleptin with an estimated useful life of 12 years, and, to a lesser degree, the manufacturing plant with an estimated useful life of 15 years). AstraZeneca is entitled to share in the proceeds from the sale of any of the assets related to the collaboration. BMS expects to receive an additional $135 million when AstraZeneca exercises its option for equal governance rights over certain key strategic and financial decisions regarding the Amylin-related collaboration, which it has indicated it intends to do pending required anti-trust approvals in certain international markets. BMS is entitled to reimbursements for 50% of capital expenditures related to Amylin. BMS and AstraZeneca agreed to share in certain tax attributes related to the Amylin collaboration.

With respect to the other collaborations, BMS has received $300 million in non-refundable upfront, milestone and other licensing payments related to saxagliptin to date and could receive up to an additional $300 million for sales-based milestones. BMS has also received $250 million in non-refundable upfront, milestone and other licensing payments related to dapagliflozin to date, and could potentially receive up to an additional $150 million for development and regulatory milestones and up to an additional $390 million for sales-based milestones.”

As clarified in our proposed disclosure, the $3.5 billion non-refundable upfront payment received from AstraZeneca in 2012 was for the right to participate in the Amylin-related collaboration. The business purpose of the Amylin-related collaboration is for BMS and AstraZeneca to co-develop and co-promote Amylin’s portfolio of products and investigational compounds. It includes rights to Bydureon, Byetta, Symlin and metreleptin as well as rights to certain other assets owned by Amylin at the time BMS acquired it, primarily the manufacturing facility that currently manufactures Bydureon.1

We deferred this $3.5 billion upfront payment and are amortizing it over the period during which both parties are expected to benefit from the collaboration. This accounting treatment is consistent with how we have previously accounted for upfront milestone payments received from alliance partners and how we understand pharmaceutical companies generally account for upfront payments received when a collaboration exists as defined by ASC 808, Collaborative Arrangements.

The accounting treatment for income statement presentation of collaboration agreements is governed by ASC 808. However, as stated in ASC 808-10-15-5, it specifically “does not address recognition or measurement matters related to collaborative arrangements, for example determining the appropriate units of accounting, the appropriate recognition requirements for a given unit of accounting, or when the recognition criteria are met.” Without authoritative guidance on the treatment of upfront payments received from collaboration partners, we looked to analogous guidance and considered our specific facts and circumstances to determine the appropriate accounting. Specifically, we used the following guidance from ASC 605-10-S99-1 (SAB 104, Topic 13, A.3 (f) Question 1) discussing non-refundable upfront fees received from customers pursuant to a contractual arrangement with continuing performance obligations:

“The Staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, upfront fees. Unless the upfront fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings event, the deferral of revenue is appropriate. …[U]pfront fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance39 and generally should be deferred and recognized systematically over the periods that the fees are earned. 40

[1]	For further details about the AstraZeneca collaboration, please see Note 4. “Acquisitions – Amylin Pharmaceuticals, Inc. Acquisition” in our 2012 Form 10-K. BMS completed its acquisition of Amylin in August 2012, which resulted in the recognition of $6.3 billion for developed technology rights related to Bydureon, Byetta and Symlin, $120 million for the in-process research and development asset metreleptin, and $742 million for plant, property and equipment, primarily the manufacturing facility that produces Bydureon.

[39]	The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).

[40]	A systematic method would be a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.”

The $3.5 billion we received from AstraZeneca was not the culmination of a separate earnings event, but an upfront fee to enter into a long-term arrangement with continuing benefits to both parties. We assessed the upfront fee and our continuous benefits as “an integrated package” and, by analogy to ASC 605-10-S99-1 (SAB 104, Topic 13), concluded that we should defer the $3.5 billion and recognize it over the period during which the collaboration partners are expected to mutually benefit from this collaboration.

To determine the attribution period, we looked to the estimated useful lives of the predominant elements that are expected to contribute to the cash flows of the collaboration in accordance with ASC 605-10-S99-1. As described above, this collaboration covers a number of assets, so we assessed whether the $3.5 billion received should be allocated among them on a relative fair value basis in accordance with multiple-element arrangements. We analyzed each of the assets and concluded that the predominant elements of the collaboration are: the developed technology rights for three approved products (Bydureon, Byetta and Symlin), an in-process R&D asset (metreleptin) that is not yet approved, and a manufacturing facility at which we manufacture Bydureon. This collaboration is different from our other collaborations in that one of its principal elements, the manufacturing facility, is a tangible asset. However, given that AstraZeneca’s contractual rights to the manufacturing facility have value and that AstraZeneca would share in the proceeds if we were ever to sell the facility, we believe it is appropriate to allocate a proportionate amount of the upfront fee to this asset.

Having identified that the predominant elements of the collaboration included more than one non-revenue element, we looked to multiple-element arrangement literature by analogy for guidance and concluded that we should allocate the upfront collaboration proceeds to the predominant elements contained in the collaboration on a relative fair value basis. We believe this is supported in a speech by Eric West, Associate Chief Accountant, Office of the Chief Accountant, SEC, at the 2007 AICPA National Conference about an analogous situation of accounting for litigation settlements with multiple element arrangements, stating in part:

“To properly account for this arrangement, a company must identify each item given and received and determine whether those items should be recognized. …[W]hile EITF 00-21 [ASC 605-25] was written for multiple element revenue arrangements, we believe that its allocation guidance is also useful to determine how to allocate consideration paid in a multiple element legal settlement. In this regard, we believe that it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values.”2

[2]	Although this speech was delivered prior to the amendments to ASC 605-25 due to the issuance of the Accounting Standards Update 2009-13, we do not believe the amendments change the view that an arrangement containing multiple non-revenue elements should be analogized to ASC 605-25. We believe the analogy to ASC 605-25 is also consistent with views taken by other companies related to multiple-element arrangements consisting of non-revenue elements.

Based on ASC 350-30-35-3 on Intangibles – Goodwill and Other, we then determined the estimated useful lives of the predominant elements as follows:

Asset	Estimated Useful life (in years)
Bydureon	13
Byetta	7
metreleptin	12
Manufacturing facility	15
Symlin	9

We amortize the amount allocated to each of the above principal elements over their estimated useful lives. We use a straight-line basis for each, consistent with the guidance set forth in Note 40 to ASC 605-10-S99-1.

In summary, we believe our deferral of the $3.5 billion upfront payment received from AstraZeneca to enter into the Amylin-related collaboration and its amortization over the estimated useful lives of the collaboration assets on a relative fair value basis complies with GAAP. This accounting treatment most accurately reflects the nature of the collaboration arrangement and is supported by analogous accounting literature and guidance.

AstraZeneca Alliance—Saxagliptin and Dapagliflozin Collaborations

Our revised and proposed disclosure for future filings set forth above, together with the table of the financial information we present each quarter and our revised and proposed disclosure in the response to Comment #1, clarifies that the payments received and deferred related to saxagliptin and dapagliflozin are non-refundable upfront and contingent milestone payments.

We defer upfront and milestone payments received from AstraZeneca for our saxagliptin and dapagliflozin collaborations for the same reasons, and used similar analyses of the “integrated package” of the upfront fee and our continuing performance obligations that we used for the analysis of the $3.5 billion upfront payment for the Amylin-related collaboration. In fact, these collaborations are simpler than the Amylin-related collaboration as each of them relates to one asset. As such, it is a more straight-forward application of the analogous guidance in ASC 605-10-S99-1 (SAB 104, Topic 13, A.3 (f) Question 1) to the upfront and milestone fees received related to saxagliptin and dapagliflozin.

As discussed above, to determine the period over which to amortize these fees, we looked to the estimated useful lives of the related products. Accordingly, we amortize the fees received for the saxagliptin and dapagliflozin collaborations over the periods in which the respective products are expected to contribute to future cash flows.

Pfizer Alliance

We propose to revise the second paragraph of our Pfizer alliance disclosure in future filings substantially as follows:

“BMS received $684 million in non-refundable upfront, milestone and other licensing payments for Eliquis to date, and could receive up to an additional $200 million for development and regulatory milestones.”

Our revised disclosure, together with the table of financial information we present each quarter and our enhanced disclosure in the response to Comment #1, clarifies that the payments received from Pfizer related to Eliquis that we defer are non-refundable upfront and contingent milestone payments.

We defer upfront and milestone payments received from Pfizer for our Eliquis collaboration for the same reasons, and using the same analysis of the “integrated package” of the upfront fee and our continuing performance obligations as we used for the analysis for the upfront and milestone fees we received from AstraZeneca for the saxagliptin and dapagliflozin collaborations. Our collaboration with Pfizer is structured similarly to the AstraZeneca saxagliptin and dapagliflozin arrangement. Likewise, we apply the analogous guidance in ASC 605-10-S99-1 (SAB 104, Topic 13, A.3 (f) Question 1) to the upfront and milestone fees received related to Eliquis.

As discussed above, to determine the period over which to amortize these fees, we looked to the estimated useful life of Eliquis. Accordingly, we amortize the fees received for our collaboration with Pfizer over the periods in which Eliquis is expected to contribute to future cash flows.

Note 10. Receivables, page 88

5.	Please provide us your accounting analysis demonstrating that netting receivables with deferred income related to alliance partners complies with GAAP.

In our 2012 Form 10-K, we disclosed that “Receivables are netted with deferred income related to alliance partners until recognition of income. As a result, alliance partner receivables and deferred income were reduced by $1,056 million and $901 million at December 31, 2012 and 2011, respectively.” The vast majority of the $1,056 million reduction (over 85%) and the $901 million reduction (over 90%) in receivables referenced in that statement is attributed to our joint venture arrangement with Gilead Sciences Inc. (Gilead)

covering Atripla. Although we referred to a netting of receivables with deferred income from our alliance partners in our disclosure, another way of describing our accounting treatment is that we do not record the alliance receivables until the recognition of income, which is appropriate due to the nature of the collaboration with Gilead and our accounting treatment of the joint venture under the equity method as described below.

We and Gilead established joint venture arrangements at the beginning of the collaboration for Atripla. Atripla is a combination of our product Sustiva with Gilead’s product Truvada in a single tablet. The economic interests of the joint venture held by us and Gilead (including share of revenue and out-of-pocket expenses) is based on the portion of the net selling price of Atripla attributable to Sustiva and Truvada, which is approximately 38% held by BMS and 62% held by Gilead. The joint venture is consolidated by Gilead and we account for it using the equity method of accounting. To manufacture Atripla, we supply the bulk active pharmaceutical ingredient (API) of Sustiva (efavirenz) and Gilead supplies the bulk Truvada API. The joint venture, through various arrangements, is then responsible for combining the Sustiva API with the Truvada API, finishing Atripla and selling it to third-party customers.

ASC 323-10-35-7, “Investments – Equity Method and Joint Ventures” provides authoritative guidance on the proper accounting treatment for this joint venture. It states, in part, that “intra-entity profits and losses shall be eliminated until realized by the investor or investee as if the investee company were consolidated.” Accordingly, we do not recognize revenue until the joint venture records the Atripla third-party sale. Likewise, we do not recognize a receivable for the bulk Sustiva API until the joint venture records a sale of Atripla to a third-party. In addition to the guidance in ASC 323-10-35-7 supporting this, we do not believe that it would be appropriate to record a receivable from the joint venture to BMS before the third-party sale is recognized since we have an obligation to fund the joint venture to pay that same receivable if no third-party sale is made and collected before the payment becomes due.

We also do not record any deferred income for Atripla (or the bulk Sustiva API we ship to the joint venture to make Atripla) until cash is received. We believe that deferred revenue should generally not be reported gross until cash has been collected. This position is consistent with the AICPA Statement of Position Issue (SOP) No. 97-2 “Software Revenue Recognition” (SOP 97-2). In addressing SOP 97-2’s replacement of a superseded position (SOP 81-1); it stated that “collectability of receivables” in verifying the appropriateness of revenue recognition is not specific to software. The SOP notes that requiring collectability enhances the verifiability of other revenue recognition criteria, as required under Staff Accounting (SAB) No. 104 (SAB 104), including persuasive evidence of the arrangement, delivery, and is very important in establishing the required fixed or determinable price under this SAB. While this SOP relates to direct sales to third parties, we use the same principles by analogizing the final third-party customer sales by the joint venture to the ultimate collectability of the receivable. As such, deferred income balances for the joint venture reflect future revenues that are deferred until the third-party customer sales occur and which have already been collected in cash from the joint venture. In addition to the accounting guidance on point, we believe this presentation is the fairest reflection of our financial position related to this joint venture arrangement.

In summary, our accounting treatment of receivables related to our collaboration with Gilead is based on authoritative guidance related to equity method accounting and joint ventures. We believe it is an appropriate financial presentation that complies with GAAP. We concede, however, that describing this accounting treatment by referring to the netting of receivables with deferred income from alliance partners is not the most self-evident way of doing so. We will remove the reference in future filings to avoid any potential confusion. We will also enhance the Gilead collaboration disclosure within our Note 3. Alliances footnote in future filings so that we include a sentence substantially as set forth below:

“Net sales recognized for Atripla* include only the bulk efavirenz component of Atripla* which is based on the relative ratio of the average respective net selling prices of Truvada* and Sustiva. The net sales are deferred and the related alliance receivable is not recognized until the combined product is sold to third-party customers.”

In connection with these responses, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly Vice President & Assistant General Counsel

cc:	Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company

Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb Company

Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company

Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company

Joseph C. Caldarella, Senior Vice President and Controller, Bristol-Myers Squibb Company

Robert Owens, Vice President and Assistant Controller, Bristol-Myers Squibb Company